Exhibit (a)(2)(H)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ACCREDITED HOME LENDERS	:
HOLDING CO.,	:
:
Plaintiff and Counterclaim Defendant,	: :
:
v.	:	Civil Action No. 3160-VCL
:
LONE STAR FUND V (U.S.), L.P., LSF5	:
ACCREDITED INVESTMENTS, LLC and	:
LSF5 ACCREDITED MERGER CO., INC.,	:
:
Defendants and Counterclaimants.	:
:

DEFENDANTS’ ANSWER TO COMPLAINT AND COUNTERCLAIMS

Defendants Lone Star Fund V (U.S.), L.P., LSF5 Accredited Investments LLC, and LSF5 Accredited Merger Co., Inc., (collectively, “Lone Star”), for their answer to the complaint Accredited Home Lenders Holding Co. (“Accredited”) filed with this Court on August 11, 2007 (the “Complaint”), respond as follows:

1. Admit that Accredited purports to seek the orders and relief described in paragraph 1, and admit that the Merger Agreement was entered into on June 4, 2007 and amended on June 15, 2007, but otherwise deny the allegations of the paragraph.

2. Admit that the allegations of paragraph 2 of the Complaint purport to characterize in part the terms of the Merger Agreement and Guarantee Letter, respectfully refer the Court to the Merger Agreement and Guarantee Letter for a complete and accurate statement of the terms of those agreements, and deny the allegations of paragraph 2 to the extent inconsistent with the terms of the Merger Agreement and Guarantee Letter.

3. Deny the allegations of paragraph 3, except admit that that on August 10, 2007, a Lone Star entity filed Amendment No. 4 to the Tender Offer Statement on Schedule TO,

filed on June 19, 2007 with the Securities and Exchange Commission by LSF5 Accredited Merger Co., Inc. and LSF5 Accredited Investments, LLC, as amended on July 3, 2007, July 17, 2007 and July 30, 2007, and refer the Court to that amendment for a complete and accurate statement of its contents.

4. Deny the allegations of paragraph 4.

5. Deny the allegations of paragraph 5, except admit that the Merger Agreement is governed by Delaware law and has an exclusive Delaware choice of forum, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

6. Admit upon information and belief the allegations of the first sentence of paragraph 6 and deny that the second sentence of paragraph 6 accurately and completely describes the business of the referenced entities.

7. Admit the allegations of paragraph 7.

8. Admit the allegations of paragraph 8.

9. Admit the allegations of paragraph 9, except deny that an entity called Lone Star Funds exists and deny all allegations regarding any such entity.

STATEMENT OF FACTS

10. Deny that the allegations of the first sentence of paragraph 10 accurately and completely describe the business of Accredited and its affiliates and otherwise deny information or knowledge sufficient to admit or deny the remainder of the allegations of paragraph 10.

11. Deny information or knowledge sufficient to admit or deny the allegations of paragraph 11.

12. Deny information or knowledge sufficient to admit or deny the allegations of paragraph 12.

13. Deny or deny information sufficient to form a belief as to the truth of the allegations of paragraph 13, except admit that the non-prime segment of the mortgage industry has been affected by recent events and aver that different companies within that segment have been affected disproportionately depending upon the composition, structure and management of their assets and business.

14. Deny or deny knowledge sufficient to form a belief as to the truth of the allegations of paragraph 14, except admit, upon information and belief, that New Century Financial filed for bankruptcy protection during 2007 and deny that the filing by New Century was due solely to the circumstances itemized in paragraph 14. Defendants further aver that certain lenders, depending upon the composition, structure and management of their assets and business have been affected differently by recent events affecting the mortgage industry and the non-prime segment of that industry in particular.

15. Deny knowledge sufficient to form a belief as to the truth of the allegations of paragraph 15, except (i) specifically deny the allegations to the extent they seek to imply that there exists a “non-prime mortgage industry” that is separate and distinct from the mortgage industry within which Accredited operates, and (ii) admit that on August 9, 2007, Countrywide Financial Corp. filed a Quarterly Report on Form 10-Q describing its financial condition for the quarter ended June 30, 2007 and refer to that filing for a complete and accurate statement of its contents.

16. Deny or deny knowledge sufficient to form a belief as to the truth of the allegations of paragraph 16, except admit that on February 14, 2007, Accredited made an announcement regarding its 2006 earnings and on March 1, Accredited filed a Form 12b-25 stating that it would not be able to file its Annual Report on Form 10-K for the year ended December 31, 2006, and refer to that announcement and filing for a complete and accurate statement of their contents.

17. Deny or deny knowledge sufficient to form a belief as to the allegations of paragraph 17, except admit, on information and belief, that Accredited has experienced margin calls and that representatives of Accredited have met with representatives of Bear Stearns and Friedman Billings.

18. Admit that the allegations of paragraph 18 purport to characterize an announcement made by Accredited on March 16, 2007, and refer to that announcement for a complete and accurate statement of its contents.

19. Admit that the allegations of paragraph 19 purport to characterize an announcement made by Accredited on March 19, 2007, and refer to that announcement for a complete and accurate statement of its contents.

20. Upon information and belief, admit the allegations of paragraph 20.

21. Upon information and belief, admit the allegations of paragraph 21.

22. Deny knowledge sufficient to form a belief as to the allegations of paragraph 22.

23. Deny knowledge sufficient to form a belief as to the allegations of paragraph 23, except admit that a Lone Star entity engaged in initial discussions with Bear Stearns on March 27, 2007 and that a Lone Star entity at some point received access electronically to certain information made available by Accredited.

24. Upon information and belief, admit the allegations of paragraph 24.

25. Deny knowledge sufficient to form a belief as to the allegations of paragraph 25.

26. Deny knowledge sufficient to form a belief as to the allegations of paragraph 26, except, admit that (i) a Lone Star entity was informed that second round bids needed to be submitted on May 4, 2007, (ii) a Lone Star entity received a bid procedures letter and draft merger agreement on April 30, 2007, and (iii) a Lone Star entity conducted due diligence during the week following receipt of those materials.

27. Deny knowledge sufficient to form a belief as to the allegations of paragraph 27, except admit that on May 7, 2007, a Lone Star entity informed Accredited that it was prepared to make a bid for Accredited, subject to various conditions, in the range of $11-$13 per share.

28. Deny the allegations of paragraph 28, except admit that during May 2007, counsel to a Lone Star entity negotiated the terms of a merger agreement with Accredited’s counsel, a Lone Star entity performed due diligence with respect to Accredited, and a Lone Star entity received certain forecasts from Accredited.

29. Deny knowledge sufficient to form a belief as to the truth of the allegations of paragraph 29, except admit that (i) on June 1, 2007, a Lone Star entity submitted a bid of $13.25 per share to acquire Accredited, subject to various conditions; (ii) ultimately a Lone Star entity increased its bid, subject to various conditions, to $15.10 per share; (iii) a Lone Star entity and Accredited executed the Merger Agreement on June 4, 2007; and (iv) more than two months had passed since any Lone Star entity had first begun discussing a potential transaction with Accredited and had received information from Accredited about its business.

30. Deny the allegations of paragraph 30 and deny that the paragraph accurately or completely describes the content of the Wall Street Journal article referenced in that paragraph and cited in footnote 1, and respectfully refer the Court to that article for a full and complete statement of its contents.

31. Admit that the allegations of paragraph 31 purport to summarize certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely characterize the Merger Agreement, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

32. Admit that the allegations of paragraph 32 purport to summarize certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely characterize the Merger Agreement, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

33. Admit that the allegations of paragraph 33 purport to summarize certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely characterize the Merger Agreement, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

34. Deny the allegations of paragraph 34.

35. Admit that the allegations of paragraph 35 purport to quote, in part, certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely quote the relevant terms of the Merger Agreement, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

36. Admit that the allegations of paragraph 36 purport to quote, in part, certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely quote the relevant terms of the Merger Agreement, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

37. Admit the allegations of paragraph 37.

38. Admit the allegations of paragraph 38.

39. Admit that the allegations of paragraph 39 purport to quote, in part, certain terms of the Merger Agreement, deny those allegations to the extent they inaccurately or incompletely quote the relevant terms of the Merger Agreement, including the omission of a reference to Section 10.03(e), which expressly qualifies Section 11.07, and refer the Court to the Merger Agreement for a complete and accurate statement of its terms.

40. Deny the allegations of paragraph 40, except deny knowledge sufficient to form a belief as to the allegations relating to Accredited’s expectations.

41. Admit the allegations of paragraph 41.

42. Deny the allegations of paragraph 42, except admit that prior to filing its amendment to its Schedule TO on August 10, 2007, as was legally required, a Lone Star entity provided a draft of the amendment to Accredited in accordance with the Merger Agreement, and that after sending this notice to Accredited, and upon receiving no response filing the amendment, Accredited sent a letter to Lone Star’s counsel which stated that Accredited does not consent to the filing of the amendment.

43. Deny the allegations of paragraph 43.

COUNT I

(Repudiation)

44. Lone Star incorporates its responses to paragraphs 1 through 43 as if fully set forth herein.

45. Deny the allegations of paragraph 45 and aver that paragraph 45 contains legal conclusions as to which no response is appropriate or required.

46. Deny the allegations of paragraph 46 and aver that paragraph 46 contains legal conclusions as to which no response is appropriate or required, except admit that the quote included in paragraph 46 is an accurate partial quote of a filing made by a Lone Star entity on August 10, 2007.

47. Deny the allegations of paragraph 47 and aver that paragraph 47 contains legal conclusions as to which no response is appropriate or required.

48. Deny the allegations of paragraph 48 and aver that paragraph 48 contains legal conclusions as to which no response is appropriate or required.

49. Deny the allegations of paragraph 49 and aver that paragraph 49 contains legal conclusions as to which no response is appropriate or required.

50. Deny the allegations of paragraph 50, except admit that Accredited purports to seek monetary damages as an alternative remedy, and aver that paragraph 50 contains legal conclusions as to which no response is appropriate or required.

COUNT II

(Breach of Section 8.06(iii) of the Merger Agreement)

51. Lone Star incorporates its responses to paragraphs 1 through 50 as if fully set forth herein.

52. Deny the allegations of paragraph 52 and aver that paragraph 52 contains legal conclusions as to which no response is appropriate or required.

53. Deny the allegations of paragraph 53 and aver that paragraph 53 contains legal conclusions as to which no response is appropriate or required, except admit that the quote included in paragraph 53 is an accurate partial quote of Section 8.06(iii) of the Merger Agreement.

54. Deny the allegations of paragraph 54 and aver that paragraph 54 contains legal conclusions as to which no response is appropriate or required.

55. Deny the allegations of paragraph 55, except admit that Accredited purports to seek a declaration as specified, and aver that paragraph 55 contains legal conclusions as to which no response is appropriate or required.

56. Deny the allegations of paragraph 56 and aver that paragraph 56 contains legal conclusions as to which no response is appropriate or required.

57. Deny the allegations of paragraph 57, except admit that Accredited purports to seek monetary damages as an alternative remedy, and aver that paragraph 57 contains legal conclusions as to which no response is appropriate or required.

COUNT III

(Breach of the Guarantee Agreement by Loan Star Fund V (U.S.), L.P.)

58. Lone Star incorporates its responses to paragraphs 1 through 57 as if fully set forth herein.

59. Deny the allegations of paragraph 59 and aver that paragraph 59 contains legal conclusions as to which no response is appropriate or required.

60. Deny the allegations of paragraph 60 and aver that paragraph 60 contains legal conclusions as to which no response is appropriate or required, except admit that the quote included in paragraph 60 is an accurate partial quote of the Guarantee Agreement.

61. Deny the allegations of paragraph 61, except admit that Accredited purports to seek a declaration as specified, and aver that paragraph 61 contains legal conclusions as to which no response is appropriate or required.

62. Deny the allegations of paragraph 62 and aver that paragraph 62 contains legal conclusions as to which no response is appropriate or required.

63. Deny the allegations of paragraph 63, except admit that Accredited purports to seek monetary damages as an alternative remedy, and aver that paragraph 63 contains legal conclusions as to which no response is appropriate or required.

AFFIRMATIVE DEFENSES

I.

The Complaint fails to state a claim upon which relief can be granted.

II.

Accredited is barred from the relief sought in the Complaint by the doctrines of waiver or estoppel.

III.

Accredited is barred from the relief sought in the Complaint as a result of its unclean hands.

IV.

Accredited’s own breach of the Merger Agreement bars some or all of its claims.

V.

Most or all of the damages claimed by Accredited are barred by the express terms of the Merger Agreement.

VI.

Lone Star may not be ordered to specifically perform any of its obligations under the Merger Agreement.

WHEREFORE, Lone Star demands judgment dismissing the Complaint with prejudice, awarding it its costs and disbursements of this action (including reasonable attorney’s fees), and for such other and further relief as this Court may deem just and proper.

COUNTERCLAIMS

LSF5 Accredited Investments, LLC, LSF5 Accredited Merger Co., Inc. and Lone Star Fund V (U.S.), L.P., (collectively, “Lone Star”), hereby allege for their Counterclaims against Accredited Home Lenders Holding Co. (“Accredited”), upon knowledge as to themselves and their conduct and upon information and belief as to all other matters, as follows:

NATURE OF THE CLAIMS

1. By these counterclaims, Lone Star seeks entry of a declaratory judgment under 10 Del. C. §§ 6501-13 declaring various rights and obligations of Lone Star and Accredited under an Agreement and Plan of Merger, dated June 4, 2007 (the “Merger Agreement”), as a result of Accredited’s failure to uphold its obligations under the Merger Agreement. Specifically, Lone Star seeks a judgment declaring, among other things, that (i) a Material Adverse Effect has occurred since the signing of the Merger Agreement, (ii) Accredited has breached various representations, warranties, obligations, covenants and agreements contained in the Merger Agreement, (iii) Lone Star is entitled, at its option, to terminate the Merger Agreement and withdraw the accompanying tender offer for Accredited common stock, and (iv) Accredited is not entitled to any relief under the Merger Agreement, including specific performance, and may not seek any such relief on behalf of its shareholders or, its relief, if any is limited to the $12 Million in liquidated damages agreed-upon in the Merger Agreement.

2. Under the Merger Agreement, subject to various important conditions, Lone Star agreed to purchase the outstanding common stock of Accredited for $15.10 per share through a tender offer followed by a merger of Accredited and a Lone Star affiliate.

3. Among the many important preconditions to Lone Star’s obligation to complete the proposed transactions are various terms of the Merger Agreement that required Accredited to honor its obligations under the Merger Agreement and mandated Accredited’s representations and warranties to be materially accurate and complete, as well as terms that conditioned Lone Star’s obligation to proceed upon the absence of any event, development or change that is materially adverse to the business, results of operations or financial condition of Accredited subsequent to the signing of the Merger Agreement.

4. As more fully described below, Accredited has breached several of its obligations, representations and warranties under the Merger Agreement, including provisions regarding the conduct of its business and its compliance with its material contracts, by, among other things, (i) acts and omissions that drastically weakened the financial and operating condition of the Company, (ii) acts and omissions that hastened the Company’s descent into a severe liquidity crisis, (iii) acts and omissions that have, or soon will, restrict the Company’s access to the its revolving loans, (iv) violations of covenants in the Company’s core credit facilities, and (v) misstatements regarding and mismanagement of the failing retail loan origination program.

5. Moreover, since the signing of the Merger Agreement, the business, results of operations and financial condition of Accredited has declined materially in numerous respects, so much so that Accredited’s auditors recently expressed doubts regarding Accredited’s ability to continue as a going concern. To the extent the decline in Accredited’s business has been caused by general economic events or events in the financial and capital markets, the impact on Accredited has been disproportionate because Accredited is narrowly focused on a single line non-prime mortgage business, and also because Accredited has not taken the steps it could have taken to minimize the impact of such conditions. Thus, as compared to other companies in the nationwide mortgage business, Accredited has been much more severely impacted by such events than other mortgage companies whose operations are not focused in the non-prime segment. And, even within the non-prime segment, Accredited has been disproportionately impacted by such events as compared to companies who are not so narrowly focused within that segment.

6. For these reasons, among others, Accredited is in breach of the Merger Agreement and failed to satisfy the conditions precedent to Lone Star’s obligation to complete the proposed transactions. As a result, Lone Star has the right to terminate the Merger Agreement and it has no obligation to proceed with any of the transactions contemplated by that Agreement.

PARTIES

7. Counterclaimant LSF5 Accredited Investments, LLC is a Delaware limited liability company, with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201.

8. Counterclaimant LSF5 Accredited Merger Co., Inc. is a Delaware corporation and wholly-owned subsidiary of LSF5 Accredited Investments, LLC with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201.

9. Counterclaimant Lone Star Fund V (U.S.), L.P. is a Delaware limited partnership and the indirect owner of the majority of the membership interests of Defendant LSF5 Accredited Investments, LLC, with principal executive offices at 717 North Harwood Street, Suite 2200, Dallas, Texas, 75201. Defendant Lone Star Fund V (U.S.), L.P. is in turn controlled by Lone Star Funds, a leading U.S. private equity firm.

10. Counterclaim Defendant Accredited is a Delaware corporation with principal executive offices at 15253 Avenue of Science, Building 1, San Diego, California 92128. Accredited is a nationwide mortgage banking company primarily engaged in the business of originating, financing, securitizing, servicing and selling mortgage loans secured by residential real estate.

JURISDICTION

11. Jurisdiction is proper both because Accredited already has submitted to jurisdiction by initiating this action and because the parties agreed that Delaware has exclusive jurisdiction over all disputes relating to or arising out of the Merger Agreement.

12. Section 11.09(b) of the Merger Agreement provides that, “each of the Company and the Buyer Parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in New Castle County, Delaware (the “ Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.”

FACTS

A.     THE MERGER AGREEMENT

13. The Merger Agreement was executed on June 4, 2007 by and between Accredited, LSF5 Accredited Investments, LLC and LSF5 Accredited Merger Co., Inc. The Merger Agreement was amended in certain respects not material to these proceedings shortly thereafter.

14. Section 11.08 states that the Merger Agreement is “binding upon and inure[s] solely to the benefit of each party,” and that “nothing in this Agreement, express or implied is intended to or shall confer any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement . . . .”

Accredited’s Representations and Warranties

15. The Merger Agreement includes numerous important representations and warranties by Accredited concerning its business and operations. Among other things, Accredited represented and warranted to Lone Star that:

•

“Except as set forth in Section 5.07 on the Company Disclosure Schedule and as disclosed in the Company SEC Reports or the Company Press Releases, since March 31, 2007, there has not been an event, occurrence or circumstance that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.” (Merger Agreement § 5.07.)

•

“Except as set forth in Section 5.08 of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.” (Merger Agreement § 5.08.)

•

“Except as set forth in Section 5.14 of the Company Disclosure Schedule and as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract, (ii) none of the Company or any Company Subsidiary has received any claim of default under any Company Material Contract, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both).” (Merger Agreement § 5.14.)

•

“The Company and the Company Subsidiaries have been and are in compliance with all Applicable Requirements applicable to it, its assets and its conduct of business, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have timely filed, or will have timely filed by the Acceptance Time, all material reports required to be filed by any Investor, Governmental Authority or Insurer or by any Applicable Requirement. . . . No Agency, Investor or private mortgage Insurer has (x) except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, claimed that the Company or any Company Subsidiary has violated or has not complied with the applicable underwriting standards with respect to the Mortgage Loans sold by the Company or any Company Subsidiary to an Investor or Agency, or with respect to any sale of mortgage servicing rights to an Investor, or (y) imposed restrictions on the activities (including commitment authority) of the Company or any Company Subsidiary, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Since June 30, 2006, no Agency or Investor has indicated to the Company or any Company Subsidiary that it has terminated or intends to terminate its relationship with the Company or intends to terminate its relationship with the Company or any Company Subsidiary for poor performance, poor loan quality or concern with respect to the Company’s or any Company Subsidiary’s compliance with Laws.” (Merger Agreement § 5.19(b)(ii).)

•

“Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, each Warehouse Loan (1) except as set forth in Section 5.19(c)(i) of the Company Disclosure Schedule, is eligible, for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) complies with all Applicable Requirements; (3) is evidenced by a Mortgage Note with such terms as are customary in the business; (4) is duly secured by a mortgage with such terms as are customary in the business and which grants the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Warehouse Loans originated as first mortgages, and with respect to Warehouse Loans originated as second mortgages, a second priority lien on the subject property, and which constitutes a security interest that has been duly perfected and maintained (or is in the process of perfection in due course) and is in full force and effect and is insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor…” (Merger Agreement § 5.19(c)(i).)

•

“Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, as of the date the Company or any Company Subsidiary sold each Mortgage Loan, the Mortgage Loan (1) was eligible for sale to, and insurance by, or pooling to collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; (2) complies with all Applicable Requirements; (3) was evidenced by a Mortgage Note with such terms as were customary in the business; (4) was duly secured by a mortgage with such terms as were customary in the business and which granted the holder thereof either a first lien on the subject property (including any improvements thereon) with respect to Mortgage Loans originated as first mortgages, and with respect to Mortgage Loans originated as second mortgages, a second priority lien on the subject, and which constituted a security interest that had been duly perfected and maintained (or was in the process of perfection in due course) and was in full force and effect and was insured by a title policy issued by a company acceptable to the applicable Agency or Investor to the extent required by the applicable Agency or Investor…” (Merger Agreement § 5.19(c)(ii).)

16. A “Material Adverse Effect” is defined in Section 1.01 of the Merger Agreement to be “an effect, event, development or change that is materially adverse to the business, results of operations or financial conditions of the Company and the Company

Subsidiaries, taken as a whole.” Section 1.01 excludes from consideration as a “Material Adverse Effect” changes resulting from a number of events, including “changes in conditions of the U.S. or global economy or capital or financial markets generally” and “changes generally affecting the industry in which the Company and the Company’s subsidiaries operate.” However, any such effect, event, development or change that “disproportionately affect[s] the Company and the Company Subsidiaries as compared to other companies operating in the industry in which the Company and the Company Subsidiaries operate” must be considered when determining whether a “Material Adverse Effect” has occurred or is likely to occur.

Accredited’s Covenants & Obligations Under the Merger Agreement

17. In Section 7.01 of the Merger Agreement, Accredited agreed “to conduct its business in the ordinary course and [to] use its commercially reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries.”

18. In addition, Section 8.06(iii) requires Accredited to use its “reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as possible.”

19. Section 8.02(a) requires Accredited to, among other things, provide Lone Star broad access to information about Accredited’s financial condition.

Upon reasonable prior notice and subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 10.01 and the Merger Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to afford

Parent, following notice from Parent to the Company in accordance with this Section 8.02(a), reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as Parent may reasonably request.

(Merger Agreement § 8.02)

20. Despite these promises, Accredited has failed to take basic steps to preserve the business of Lone Star as required to consummate the transactions and, moreover, Accredited has not provided Lone Star with fulsome information regarding Accredited’s current financial condition and prospects.

The Conditions to Lone Star’s Obligations and Its Termination Rights

21. Annex I to the Merger Agreement sets forth some of the preconditions to Lone Star’s obligation to proceed with the transactions contemplated by the Merger Agreement, including the tender offer. Annex I includes eight basic conditions that Accredit must satisfy before any obligation to proceed on the part of Lone Star may arise. Among other conditions, Lone Star has no obligation to proceed with any of the transactions if:

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Accredited “shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under this Agreement on or prior to” Lone Star’s acceptance of any tendered common shares (the “Acceptance Time”), or

•

Any representations and warranties of Accredited described above “are not true and correct as of the date of this Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time,” unless the failure of such representations or warranties to be true and correct “has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.” (Emphasis added).

22. Article X of the Merger Agreement sets forth the parties’ respective termination rights. Section 10.01(e) permits Lone Star to terminate the Merger Agreement if,

prior to the Acceptance Time, Accredited fails to comply with either of the conditions described in Paragraph 19, above, and such failure is either incurable or, if curable, is not cured by the Accredited within 60 days or by December 31, 2007.

23. Section 10.02 provides that in the event of the termination of the Merger Agreement pursuant to Section 10.01, the Merger Agreement is void.

Limitation on Damages Under the Merger Agreement

24. Section 10.03 sets forth numerous conditions under which the parties are entitled to liquidated damages.

25. Section 10.03(e) provides that where a party is entitled to liquidated damages, “such amount shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages, in respect of any termination of this Agreement regardless of the circumstances giving rise to such termination.”

26. Where a party the liquidated damages provided in Section 10.03(e) apply, the parties agreed under Section 11.07 that the remedy of specific performance is unavailable.

No Third Party Beneficiaries, Including Shareholders

27. Section 11.08 also precludes any person other than Accredited and Lone Star from claiming or recovering under or by reason of the Merger Agreement. Thus, Accredited’s shareholders have no rights under or by reason of the Merger Agreement, and Accredited may not claim damages on behalf of its shareholders.

B.     THE MATERIALLY ADVERSE DEVELOPMENTS

IN ACCREDITED’S BUSINESS

28. Since the parties’ execution of the Merger Agreement, there has been a series of events and developments that have had a materially adverse impact on Accredited’s business, operations and financial condition, all in violation of Accredited’s obligations, as well as its representations and warranties, under the Merger Agreement. These include the following:

29. The financial and operating condition of Accredited has drastically weakened, as evidenced by, among other things:

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Accredited’s disclosure for the first time in its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 10-K”), filed on August 2, 2007, that Accredited may not “continue to operate as a going concern.” Accredited’s independent accountants included in their audit report on the 2006 financial statements the qualification that “the Company’s financial and operational viability is uncertain,” which is tantamount to a “going concern” qualification.

•

Accredited’s current financial projections for the third quarter 2007 are materially worse than its third quarter projections prior to the execution of the Merger Agreement. As of May 28, 2007, management’s projections included an estimated loss for the third quarter of $64 million. By July 26, 2007, management was projecting a $230 million loss for the third quarter.

30. Accredited’s precipitous descent into a severe liquidity crisis is evidenced by, among other things, the following facts and events:

•	Accredited’s access to the warehouse facilities that fund its loan production has become severely restricted.

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Accredited’s loan production is now being funded at $.94 or $.90 per dollar of face amount, as compared with $.98 per dollar prior to the execution of the Merger Agreement, with significant adverse impact on Accredited’s balance sheet and any incentive to make any new originations of loans.

•

Accredited currently has little or no ability to sell whole loan pools or to securitize its mortgage loans, as acknowledged in the 2006 10-K. Accredited did not close any asset-backed, on-balance-sheet securitizations in the second quarter of 2007.

•	Accredited has amassed a large and growing pool of “scratch and dent” loans that were put back to Accredited because they were issued in violation on the underwriting criteria applicable to those loans.

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Even when the Company has recently been successful in completing a whole loan sale, in the case of the sale to Société Générale on July 2, 2007, the purchaser rejected $180 million of a $540 million loan portfolio for failing underwriting criteria.

•

Accredited’s loan portfolios are now being sold, if at all, at $.93 per dollar of face amount, as compared with $.98 per dollar prior to the execution of the Merger Agreement. Upon information and belief, in a recent communication to their sales force, Accredited management stated that they are losing 6 to 7 percent of every loan they produce but nevertheless are going to continue to sell these money-losing loans.

•	J.P. Morgan has effectively terminated Accredited’s access to a $40 million credit facility by refusing to consent to a change in control.

•	By Accredited’s own estimates, Accredited will likely lose the ability to finance any new mortgage loans by September, 2007 unless it acquires additional financing sources.

31. Absent any new waivers of covenants from the lenders under Accredited’s existing credit facilities, Accredited is now, or will be within weeks, in default under such credit facilities, and such lenders could accelerate the repayment of all amounts outstanding under such agreements, which are estimated to be approximately $1.4 billion in the aggregate as of August 31, 2007. Among other things, based on Accredited management’s current projections and the current adjustments being imposed by Wachovia and Credit Suisse, by the end of August 2007, Accredited will have violated its profitability and leverage ratio covenants under its current credit facilities.

32. In violation of its covenants, Accredited allowed its business to deteriorate drastically, and it failed to take reasonable and necessary steps to protect the business and its prospects.

33. Making matters worse, upon information and belief, Accredited has failed to timely provide Lone Star with basic information requested by Lone Star regarding

Accredited’s financial condition and its compliance with the Merger Agreement, including information regarding Accredited’s compliance (or noncompliance) with covenants in its credit facilities and correspondence with its lenders regarding the credit facilities.

34. Accredited management has acknowledged that Accredited does not expect that its Form 10-Q for the second quarter will be filed in a timely manner or, indeed, could be ready for filing any time in the near future.

35. Accredited’s continued operation of an extensive retail loan origination business has recently proved to be an immense disadvantage to Accredited relative to others in their industry and is now a significant drag on Accredited’s expense budget and a disappointing contributor to revenues.

•	These operations currently represent a drag of over $100 million in costs on an annual basis, with little prospect of generating offsetting revenues of anywhere near that magnitude.

•

Immediately prior to the signing of the Merger Agreement, Accredited management indicated to Lone Star that it considered the retail operations to be a “critical piece” of Accredited’s strategy and its plans for growth. Subsequent to the execution of the Merger Agreement, however, Accredited management admitted that the retail origination business was based on a model that is now “broken.”

•

Among other things, Lone Star understands that the recently discovered practice of the credit bureaus of selling “trigger leads” to competing mortgage lenders has eviscerated the perceived advantage to Accredited of having retail branches providing personal service to prospective home loan borrowers.

•

In deviation of the rest of the mortgage industry and prudent business practices, Accredited continues to offer “stated income” loans. These loans currently represent 43 percent of Accredited’s loan portfolio while other mortgage lenders have stopped offering this product.

36. Accredited has become a defendant in several lawsuits that are reasonably likely to impose significant financial and business constraints on Accredited or to reveal material noncompliance with applicable laws in breach of Section 5.06(b) of the Merger Agreement.

•

One complaint, National Community Reinvestment Coalition v. Accredited Home Lenders Holding Company [sic], et al., brought in the United Stated District Court for the District of Columbia, alleges that Accredited engaged in a practice of discriminating against African-Americans and Latinos by, among other things, requiring minimum property values of $100,000 on row homes for certain loan programs and prohibiting the use of row homes as collateral for certain other loan programs, without business justification for those restrictions.

•

Accredited was also made a defendant in a class action complaint, National Association for the Advancement of Colored People (NAACP) v. Ameriquest Mortgage Company, et al., brought in the United States District Court for the Central District of California. This complaint alleges that the Company and 12 other lenders violated the Fair Housing Act, Equal Credit Opportunity Act, and Civil Rights Act by steering African-American applicants who would otherwise qualify for prime loans into non-prime loans and charging African-American borrowers higher interest rates and fees than similarly situated Caucasians.

•	The relief that the plaintiff class seeks includes injunctive relief that is reasonably likely to have a severely restrictive impact on the Company’s lending practices.

37. These effects, events, developments and changes, alone or in the aggregate, are reasonably likely to be materially adverse to the business, results of operations or financial conditions of Accredited, and they are not the result of any change in conditions of the U.S. or global economy or capital or financial markets generally or change generally affecting the industry in which Accredited operates. Nor did these effects, events, developments and changes substantially result from any circumstance or condition existing and known to Lone Star as of the date of the Merger Agreement, or any of the other conditions specified in subparagraphs (a) through (k) of the definition of Material Adverse Effect.

38. At a minimum, the effects, events, developments and changes experienced by Accredited disproportionately affect Accredited as compared to other companies operating in the industry in which Accredited operates, the majority of which have not experienced a similar degree of financial distress and liquidity issues.

FIRST CAUSE OF ACTION

REQUEST FOR DECLARATION THAT ACCREDITED

BREACHED THE MERGER AGREEMENT

39. Lone Star repeats and realleges the allegations of paragraphs 1 through 38 as if fully set forth herein.

40. In accordance with Merger Agreement Annex I, Lone Star has no obligation to proceed with the transactions contemplated by the Merger Agreement — and, it may terminate that Agreement — upon Accredited’s failure to “perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under this Agreement.”

41. Importantly, there is no requirement that a party’s failure to perform or comply with its obligations, agreements and covenants rise to the level of a Material Adverse Effect before that party is in breach of the Merger Agreement.

42. Accredited has not complied with its covenants under the Merger Agreement. Section 7.01 of the Merger Agreement required Accredited “to conduct its business in the ordinary course and [to] use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and to preserve the current relationships of the Company and the Company Subsidiaries . . . .”

43. Yet, over the past two months, Accredited has experienced a substantial deterioration in its financial condition and liquidity, and has failed to take even the most perfunctory actions needed to maintain the financial and operating viability of the Company. Among other things, (i) the Company has continued to offer “stated income” loans, with 43 percent of its loan portfolio representing this product even when other mortgage lenders have stopped offering them, (ii) the Company has failed to take reasonable steps to strengthen sufficiently its underwriting criteria, (iii) the Company has failed to take reasonable steps to downsize its payroll commensurate with its deteriorated business and other cost cutting that any reasonable management would make when faced with expected decline in loan production and the expected operating losses that the Company has faced, (iv) Accredited has failed to take prompt and reasonable steps to shut down loan production, particularly at the high-risk end of the product line, (v) Accredited has not adequately shed overhead, and (vi) Accredited has not taken even the most basic steps to fix its retail loan operation, opting instead to follow the commercially unreasonable course of placating their sales force by permitting them to write loans that lose 6%-7% of their face value the moment that they written.

44. Since the signing of the Merger Agreement, Accredited has lost access to its revolving credit line and it is now, or reasonably likely soon will be, in breach of loan covenants on at least $1.4 billion in credit facilities essential for its operations.

45. Accredited also has not complied with its covenants under Section 8.02 of the Merger Agreement, which required Accredited to afford Lone Star access to the “books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as [Lone Star] may reasonably request.”

46. Upon information and belief, Accredited has not provided Lone Star with requested information regarding Accredited’s current financial condition and prospects, including information regarding Accredited’s compliance with the terms and conditions of its credit facilities and communications between or among Accredited and its creditors regarding the covenants in those credit facilities.

47. Accredited also has not complied with its covenants under the Merger Agreement. Section 8.03(iii) of the Merger Agreement required Accredited to “use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary and appropriate to consummate the transactions . . . .”

48. As more fully described above, in violation of these representations, since signing the Merger Agreement, Accredited has failed to take even the most perfunctory actions needed to maintain the financial and operating viability of the Company, including its access to essential liquidity, as required in order to complete the transactions contemplated by the Merger Agreement.

49. By reason of Accredited’s actions and inactions, Accredited has breached its obligations under the Merger Agreement, including Sections 7.02, 8.02, and 8.06.

50. Lone Star requests that the Court enter a judgment declaring that Accredited breached its obligations, agreements and covenants under the Merger Agreement.

SECOND CAUSE OF ACTION

REQUEST FOR DECLARATION THAT A MATERIAL ADVERSE

EFFECT HAS OCCURRED OR IS REASONABLY LIKELY TO OCCUR

51. Lone Star repeats and realleges the allegations of paragraphs 1 through 50 as if fully set forth herein.

52. Accredited represented and warranted to Lone Star in numerous sections of the Merger Agreement that Accredited had not then experienced, and would not at any time prior to the completion of the transaction experience, any event, occurrence or change that was reasonably likely to have a Material Adverse Effect:

•

“Except as set forth in Section 5.07 on the Company Disclosure Schedule and as disclosed in the Company SEC Reports or the Company Press Releases, since March 31, 2007, there has not been an event, occurrence or circumstance that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.” (Merger Agreement § 5.07).

•	“Except as set forth in Section 5.08 of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.” (Merger Agreement § 5.08).

•

“Except as set forth in Section 5.14 of the Company Disclosure Schedule and as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract, (ii) none of the Company or any Company Subsidiary has received any claim of default under any Company Material Contract, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both).” (Merger Agreement § 5.14).

•

“Except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have timely filed, or will have timely filed by the Acceptance Time, all material reports required to be filed by any Investor, Governmental Authority or Insurer or by any Applicable Requirement. . . . No Agency, Investor or private mortgage Insurer has (x) except as set forth in Section 5.19(b)(ii) of the Company Disclosure Schedule, claimed that the Company or any Company Subsidiary has violated or has not complied with the applicable underwriting standards with respect to the Mortgage Loans sold by the Company or any Company Subsidiary to an Investor or Agency, or with respect to any sale of mortgage servicing rights to an Investor, or (y) imposed restrictions on the activities (including commitment authority) of the Company or any Company Subsidiary, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Since June 30, 2006, no Agency or Investor has indicated to the Company or any Company Subsidiary that it has terminated or intends to terminate its relationship with the Company or intends to terminate its relationship with the Company or any Company Subsidiary for poor performance, poor loan quality or concern with respect to the Company’s or any Company Subsidiary’s compliance with Laws.” (Merger Agreement § 5.19(b)(iii)).

•

Accredited’s Warehouse Loans and Mortgage Loans are “eligible for sale to, and insurance by, or pooling collateralize securities issued or guaranteed by, the applicable Investor, Agency or Insurer; [and] complies with all the Applicable Requirements . . .” (Merger Agreement § 5.19(c)(i) and (ii)).

53. As more fully described above, in violation of these representations, numerous effects, events, developments and changes have occurred since the signing of the Merger Agreement that, individually or in the aggregate, have had, or are reasonably likely to have, a material adverse effect upon to the business, results of operations or financial conditions of Accredited.

54. The effects, events, developments and changes that have led to, or are reasonably likely to lead to, a Material Adverse Effect are events, developments and changes that are specific to Accredited and its business, results of operations or financial condition. Alternatively, the effects, events, developments and changes have disproportionately affected the Accredited and its subsidiaries as compared to other companies operating in the industry in which Accredited and its subsidiaries operate.

55. Lone Star requests that the Court enter a judgment declaring that Material Adverse Effect, as that term is defined in Section 1.01 of the Merger Agreement, has occurred or is reasonably likely with respect to Accredited’s business, results of operations or financial conditions.

56. Lone Star requests that the Court enter judgment declaring that Accredited breached Sections 5.07. 5.08, 5.14, 5.19(b)(ii) and 5.19(c)(i) and (ii) of the Merger Agreement.

THIRD CAUSE OF ACTION

REQUEST FOR DECLARATION THAT LONE STAR

HAS A RIGHT TO TERMINATE THE MERGER AGREEMENT

57. Lone Star repeats and realleges the allegations of paragraphs 1 through 56 as if fully set forth herein.

58. Under Section 10.01(e) of the Merger Agreement, Lone Star has the right to terminate the Merger Agreement if, prior to the Acceptance Time, Accredited (i) fails to comply in any material respect with its obligations, agreements and covenants, or (ii) is in breach of any representation or warranty and the failure to comply with any representation or warranty is reasonably likely to lead to a Material Adverse Effect, in each case provided that the breach is incurable or remains uncured until the earlier of (i) 60-days after notice thereof or (ii) December 31, 2007.

59. Accredited breached the Merger Agreement by failing to prudently manage the business and to employ commercially reasonable efforts to preserve substantially intact the business organization.

60. Accredited breached its representations, warranties and covenants by, among other things, its (i) acts and omissions that drastically weakened the financial and operating condition of the Company, (ii) acts and omissions that hastened the Company’s descent into a severe liquidity crisis, (iii) acts and omissions that have, or soon will, restrict the Company’s access to the its revolving loans, (iv) violations of covenants in the Company’s core credit facilities, and (v) misstatements regarding and mismanagement of the failing retail loan origination program.

61. Alone or together, Accredited’s acts and omissions in breach of its representations and warranties have had, or are reasonably likely to have, a Material Adverse Effect as that term is defined in Section 1.01 of the Merger Agreement.

62. Accredited’s breaches of its representations and warranties have not been cured and, in light of its current financial condition and liquidity crisis, those breaches cannot be cured by December 31, 2007.

63. Lone Star is not in material breach of any representation, warranty or covenant under the Merger Agreement applicable to Lone Star.

64. Lone Star requests that the Court enter a judgment declaring that, as a result of Accredited’s breaches of the Merger Agreement and/or its representations and warranties therein, Lone Star has no obligation to complete any of the transactions contemplated by the Merger Agreement and Lone Star has a right to terminate the Merger Agreement under Section 10.01(e) of the Merger Agreement.

FOURTH CAUSE OF ACTION

REQUEST FOR DECLARATION THAT ACCREDITED

MAY NOT RECOVER DAMAGES IT DID NOT INCUR

65. Lone Star repeats and realleges the allegations of paragraphs 1 through 64 as if fully set forth herein.

66. Under the Merger Agreement, Lone Star may receive the outstanding common stock of Accredited, and Accredited shareholder’s may receive $15.10 in cash for each of their tendered shares.

67. Only Accredited’s shareholders, and not Accredited, are entitled to receive any consideration under the Merger Agreement.

68. Section 11.08 of the Merger Agreement expressly precludes these third party shareholders from asserted any rights or damages under the Merger Agreement.

69. Accordingly, even if Accredited were to successfully assert any claims under the Merger Agreement, it is unable to recover any damages since it cannot be asserted that it suffered or will suffer any injury.

70. Lone Star requests that the Court enter a judgment declaring that Accredited is not entitled to recover any damages under the Merger Agreement and may not seek any such remedy on behalf of its shareholders.

FIFTH CAUSE OF ACTION

REQUEST FOR DECLARATION THAT ANY DAMAGES ALLEGED BY

ACCCREDITED ARE LIMITED TO LIQUIDATED DAMAGES

UNDER § 10.03(e) OF THE MERGER AGREEMENT

71. Lone Star repeats and realleges the allegations of paragraphs 1 through 70 as if fully set forth herein.

72. Under Section 10.03(e) of the Merger Agreement, in the event Accredited is entitled to terminate the agreement pursuant to its provisions, the right of the Company to receive the liquidated damages constitutes the Company’s sole and exclusive remedy.

73. Because Accredited alleges that Lone Star has breached the Merger Agreement, even if the Court finds Accredited has alleged an injury for which it may recover, Accredited’s only recourse is to the $12 million liquidated damages provided for by Section 10.03(e).

74. Because Accredited’s only recourse is to Section 10.03(e), in accordance with Section 11.07, in no event may Lone Star be ordered to specifically perform, and in no event may Accredited recover more than the $12 million in the liquidated damages.

75. Lone Star requests that, should the Court decide Accredited’s may seek damages for any of its claims, the Court enter a judgment declaring that Accredited is not entitled to specific performance and in no event may Accredited recover more than $12 million as liquidated damages.

WHEREFORE, Lone Star demands judgment on its Counterclaims and requests that this Court enter a judgment:

A. Declaring that a Material Adverse Effect, as defined by Merger Agreement, has occurred or is reasonably likely to occur;

B. Declaring that Accredited breached its representations, warranties and covenants under Sections 5.07, 5.08, 5.14, 5.19, 7.01, 8.02 and 8.06 of the Merger Agreement;

C. Declaring that Accredited has failed to perform its obligations and covenants under Sections 7.01, 8.02 and 8.06 of the Merger Agreement;

D. Declaring that Lone Star has no further obligations to complete any of the transactions contemplated by the Merger Agreement and that it has the right, at its option, to terminate the Merger Agreement;

E. Declaring that Accredited is not entitled to any relief under the Merger Agreement, including specific performance, and may not seek any such remedy on behalf of its shareholders; or, in the alternative, may not recover more than $12 million as liquidated damages;

F. Awarding Lone Star its attorneys’ fees and the costs of this action;

G. Granting Lone Star such other and further relief as this Court may deem just and proper.

/s/ Meghan M. Dougherty
OF COUNSEL: Robert A. Sacks, Esquire Laura E. Kabler, Esquire Sullivan & Cromwell, LLP 1888 Century Park East Los Angeles, CA 90067-1725 (310) 712-6600

Jesse A. Finkelstein (#1090)

Daniel A. Dreisbach (#2583)

Evan O. Williford (#4162)

Meghan M. Dougherty (#4787)

Richards, Layton & Finger, P.A.

One Rodney Square

P.O. Box 551

Wilmington, Delaware 19899

(302) 651-7700

Dated: August 20, 2007	Attorneys for Defendants